Exhibit 99.3

PRESS RELEASE
OTC-BB: CPPXF

CONTINENTAL ENERGY APPOINTS NEW CFO

JAKARTA – September 21, 2009 - Continental Energy Corporation (OTCBB: CPPXF) (the ”Company”) is pleased to announce that it has appointed Mr. Robert Rudman as its acting Chief Financial Officer.

Mr. Rudman is a Canadian Chartered Accountant and a former auditor with Price Waterhouse Coopers. He is a proven professional with more than thirty years of hands-on experience in the management and analysis of companies. As a senior member of Canadian and U.S. financial advisory firms, Mr. Rudman has been instrumental in arranging a wide range of debt and equity financings, in structuring a number of mergers and acquisitions, in developing strategic and operational business plans, and in the preparation and filing of all required regulatory reports.

Mr. Rudman’s scope of experience includes both domestic and international transactions. His focus has been on the challenges facing early stage public companies. He also serves as the Managing Director of Aspen Capital Partners LLC, the Company’s financial and management advisory firm. See news release dated 9/18/09.

The Company’s Chairman and CEO, Richard L. McAdoo, states “Robert is a welcome addition to the Continental management team. We intend to leverage his expertise and experience to jump start our new strategic initiative and acquire interests in selected, producing oil and gas properties to build a solid revenue base under the Company.”

Robert Rudman, comments, “As a Canadian Chartered Accountant with years of experience as a Chief Financial Officer of Canadian companies trading on the Bulletin Board, I am totally confident that I can provide valuable assistance to the company’s professional advisors especially in respect to regulatory filings. In addition, I am looking forward to working with Continental’s management team as the company enters its next phase of operations.”

On behalf of the Company,

Richard L. McAdoo, CEO

Continental  is a small oil and gas exploration company, focused on making a major oil or gas discovery in Indonesia.

Source:  Continental Energy Corporation

Media Contact: 214-800-5135 or AGORACOM Investor Relations, cppxf@agoracom.com

Further Info:  www.continentalenergy.com and after 9/24/09 http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.